Exhibit 99(a)(3)
October 11, 2006
Dear AmREIT Class B Common Shareowner:
AmREIT is pleased to announce that we have initiated an Offer to Purchase your class B common shares for a cash price of $9.25 per share, effective October 11, 2006.
The class B shares were issued to you at a price of $9.25 per share. By making this offer, we can allow the class B holders an avenue of liquidity that is superior to the existing conversion price*, meets the expectations when the shares were originally issued in July 2002, and allows the Company to simplify the capital structure on its balance sheet and reduce its overall cost of capital.
The Offer is fully described in the enclosed Offer to Purchase which includes a summary term sheet, Risks of Participating in The Offer and further details of The Offer.
To participate in The Offer, you must be a holder of class B common shares as of October 11, 2006, the date of this offer, through and including the date this offer expires.
The Offer is anticipated to expire on December 10, 2006.
If after carefully reviewing the enclosed materials, you choose to participate in this offer, you must do the following before 5:00 p.m., Eastern Time, on December 10, 2006:
•	Complete and sign the accompanying letter of transmittal; and

•	Deliver the completed and signed letter of transmittal to:
Wells Fargo Bank, N.A.
Shareowner Services
Corporate Actions Department
P.O. Box 64854
St. Paul, Minnesota 55164-0854
(see Section 6 of The Offer)
This offer to tender is entirely voluntary. You may elect to participate or withdraw at anytime before the expiration date.
Should you have any questions regarding The Offer, please contact Wells Fargo Shareowner Services, at 1-800-380-1372.
Regards,

Chad Braun
Chief Financial Officer
AmREIT
• The class B common shares are currently convertible into class A shares on a one for one basis. On September 28, 2006, the class A shares closed at $7.30 per share.